Exhibit 1

Media Relations Erlinda Lizardo +632 8849 3600 erlinda.lizardo@cemex.com	Investor Relations Pierre Co +632 8849 3600 pierre.co@cemex.com

CHP REPORTS FULL YEAR 2021 RESULTS

MANILA, PHILIPPINES. FEBRUARY 11, 2022 – CEMEX HOLDINGS PHILIPPINES, INC. (“CHP”) (PSE: CHP), announced today that its consolidated net sales amounted to PHP 20.9 billion, an increase of 6% in 2021 versus 2020, due to higher volumes. Sales were flat year-over-year in the fourth quarter, at about PHP 4.6 billion, due primarily to Typhoon Odette which disrupted APO Cement’s operations in the central part of the country in December.

CHP’s domestic cement volumes increased by 7% in 2021 versus 2020. For the fourth quarter, domestic cement volumes decreased by 2% year-over-year.

CHP’s domestic cement prices in the fourth quarter were 3% higher year-over-year. For 2021, CHP’s domestic cement prices declined 2% due to product mix, specifically a higher proportion of customer pick-up sales versus the prior year. Net of freight charges, CHP’s domestic cement prices in 2021 were flat versus 2020.

CHP’s Operating EBITDA for 2021 declined 7% to PHP 3.9 billion, mainly due to higher cost of sales and lower volumes in the typhoon-impacted fourth quarter.

Operating EBITDA margin was 18% for 2021, compared with 21% in 2020.

Net income for CHP was around PHP 726 million in 2021, versus PHP 985 million in 2020, mainly due to foreign exchange losses related to the Philippine Peso.

In 2021, CHP’s APO Cement Plant and Solid Cement Plant recorded operational milestones related to higher production, lower clinker factor, and increasing use of alternative fuels.

CHP is now offering its APO and Rizal “High Strength Vertua Classic” and “Portland Vertua Ultra” products. These new generation cements are high-quality and environment-friendly with a 15% to 40% lower carbon footprint than our traditional Portland cement.

Ignacio Mijares, President and CEO of CHP, said: “Despite the challenges of COVID-19, adverse weather, and rising input costs, we are proud of our accomplishments in 2021. We embraced health and safety, enhanced customer experience, and advanced in our sustainability targets.”

For 2022, CHP expects its cement volumes to continue recovering, with construction activity to remain a driver of the country’s economic growth. The 2022 national budget is the highest in Philippine history, 11.5% higher than the 2021 national budget, with 17% allocated to the Department of Public Works and Highways and Department of Transportation.

CHP, a listed company at the Philippine Stock Exchange, is one of the leading cement producers in the Philippines, based on annual installed capacity. CHP produces and markets cement and cement products in the Philippines through direct sales using its extensive marine and land distribution network. Moreover, CHP’s cement manufacturing subsidiaries have been operating in the Philippines with well-established brands, such as “APO,” “Island,” and “Rizal,” all having a multi-decade history in the country. For more information please visit: www.cemexholdingsphilippines.com

CHP is an indirect subsidiary of CEMEX, S.A.B. de C.V., a global construction materials company that is building a better future through sustainable products and solutions. CEMEX is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. CEMEX is at the forefront of the circular economy in the construction value chain, and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the use of new technologies. CEMEX offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience, enabled by digital technologies. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange and the New York Stock Exchange. For more information please visit: www.cemex.com

For more information on CHP, please visit website: www.cemexholdingsphilippines.com.

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This press release may contain forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CHP to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CHP does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CHP assumes no obligation to update or correct the information contained in this press release. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CHP and its subsidiaries’ (together the “CHP Group”) prices for products sold or distributed by the CHP Group.

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